Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

To the Board of Directors of

FLIR Systems, Inc.:

We consent to the incorporation by reference in the registration statement No. 33-95248 on Form S-8 of FLIR Systems, Inc. of our report dated July 14, 2011, with respect to the statements of net assets available for benefits of the FLIR Systems, Inc. 401(k) Savings Plan as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of schedule H – part IV – line 4i – schedule of assets (held at end of year) as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 11-K of the FLIR Systems, Inc. 401(k) Savings Plan.

/s/    KPMG LLP

Portland, Oregon

July 14, 2011